Tele Norte Leste S.A. Announces the Continuation of its Cash Tender Offer

Rio de Janeiro, Brazil, July 7, 2008 – Tele Norte Leste S.A. (“Telemar”), a leading telecommunications services provider in Brazil, announced today that it, through its wholly-owned indirect subsidiary, COPART 2 Participações S.A., will continue with its cash tender offer (the “Tender Offer”) for up to 13,366,365 shares, no par value, including preferred shares represented by American Depositary Shares, or ADSs, of Brasil Telecom S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (the “Shares”), on the same terms and conditions set forth in the Offer to Purchase for Cash, dated June 19, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), although the closing price of the Shares on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo or the “BOVESPA”) on July 2, 2008, was R$15.86, which represented a decrease of slightly more than 20% when compared to the price of R$20.00 of the Shares on April 25, 2008. Telemar reserves the right to terminate or modify the terms of the Tender Offer if the closing price of the Shares falls by 20% or more, as of the closing of the BOVESPA on any date, when compared to the price of the Shares on April 25, 2008, which was R$20.00.

Telemar has retained The Bank of New York to act as the ADS tender agent (the “ADS Tender Agent”) for the Tender Offer, and The Altman Group to act as the U.S. information agent (the “U.S. Information Agent) for the Tender Offer.

Questions or requests for assistance regarding the Tender Offer or additional copies of the Offer to Purchase and the related Letter of Transmittal may be made to the U.S. Information Agent at 1200 Wall Street West, 3rd Floor, Lyndhurst, NJ 07017, U.S.A., or by calling (866) 207-3645 (toll-free number for callers within the U.S.) or (201) 806-7300 (collect number for callers outside the U.S.). If you are an ADS holder and you have questions about how to participate in the Tender Offer through the ADS Tender Agent, you should contact the U.S. Information Agent at the address and telephone numbers provided above.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Tender Offer is only being made pursuant to the Offer to Purchase and the related Letter of Transmittal. We are not aware of any jurisdiction where the making of the tender offer or the election to tender preferred shares (including preferred shares represented by ADSs) in connection therewith would not be in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender preferred shares (including preferred shares represented by ADSs) in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after making such good faith effort, we cannot comply with any such law, the tender offer will not be made to (nor will elections to tender preferred shares be accepted from or on behalf of) the holders of preferred shares (including preferred shares represented by ADSs) in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

About Telemar

Telemar is the leading fixed-line telecommunications services provider in Region I of Brazil, offering, together with its subsidiary TNL PCS S.A. (known as “Oi”), an integrated communications product portfolio that includes traditional fixed-line, mobile, broadband, ISP, and other services to residences, consumers, small, midsize and large business users, and government entities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. Statements that are not statements of historical fact, including statements about our intent, beliefs or current expectations concerning our plans with respect to the tender offer and our actions after its completion or termination, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the satisfaction of the conditions to the tender offer, general economic, capital market and business conditions, competitive factors and general industry trends in the telecommunications industry, changes in government regulation and tax law requirements and our ability to successfully execute our business strategy with respect to Brasil Telecom Holding after the completion of the tender offer. Our forward-looking statements speak only as of the date they are made. You should not place undue reliance on forward-looking statements contained in this offer to purchase.

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